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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                             ----------------------


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                          Education Lending Group, Inc.
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                                (Name of issuer)

                    Common Shares, $.001 par value per share
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                         (Title of class of securities)


                                   28140A 10 9
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                                 (CUSIP number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [_]Rule 13d-1(b)
                                [X]Rule 13d-1(c)
                                [_]Rule 13d-1(d)

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CUSIP No.  28140A 10 9                13G                Page 2 of 5 Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Robert deRose
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [_]
                                                                     (b) [_]
      Not applicable
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3     SEC USE ONLY

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4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
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                      5    SOLE VOTING POWER
     NUMBER OF                                           1,272,500
                      ----------------------------------------------------------
      SHARES          6    SHARED VOTING POWER
                                                            17,500
   BENEFICIALLY       ----------------------------------------------------------

     OWNED BY         7    SOLE DISPOSITIVE POWER

       EACH                                              1,272,500
                      ----------------------------------------------------------
     REPORTING
                      8    SHARED DISPOSITIVE POWER
    PERSON WITH
                                                            17,500
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9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,290,000
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10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [_]
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11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      11.0%
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12    TYPE OF REPORTING PERSON

      IN
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                                  SCHEDULE 13G

Item 1(a).    Name of Issuer:

              Education Lending Group, Inc.

Item 1(b).    Address of Issuer's Principal Executive Offices:

              12760 High Bluff Drive, Suite 210
              San Diego, California 92130

Item 2(a).    Name of Person Filing:

              Robert deRose

Item 2(b).    Address of Principal Business Office:

              c/o Education Lending Group, Inc.
              12760 High Bluff Drive, Suite 210
              San Diego, California 92130

Item 2(c).    Citizenship:

              United States of America

Item 2(d).    Title of Class of Securities:

              Common Shares, par value $.001 per share


Item 2(e).    CUSIP Number:

              28140A 10 9

Item 3.       Rules 13d-1(b), or 13d-2(b) or (c):

              Not Applicable

Item 4.       Ownership:

              a) Amount beneficially owned: 1,290,000 shares

              b) Percent of class: 11.0%

                                      -3-

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                c) Number of shares as to which such person has:

                    (i)      Sole power to vote or to direct the
                             vote: 1,272,500

                    (ii)     Shared power to vote or to direct the
                             vote: 17,500

                    (iii) Sole power to dispose or to direct the disposition of: 1,272,500

                    (iv)     Shared power to dispose or to direct
                             the disposition of: 17,500

Item 5.         Ownership of Five Percent or Less of a Class:

                Not Applicable

Item 6.         Ownership of More than Five Percent on Behalf of
                Another Person:

                Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

                Not Applicable

Item 8.         Identification and Classification of Members of the Group:

                Not Applicable

Item 9.         Notice of Dissolution of Group:

                Not Applicable

Item 10.        Certification:

                Not Applicable

                                      -4-

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                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March 10, 2003

                                                             /s/ Robert deRose
                                                             -------------------
                                                             Robert deRose
                                      -5-